P.E. 1/1/02



02001396

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

PROCESSED
JAN 2 9 2002
THOMSON FINANCIAL

ALSTOM

(Exact Name of Registrant as Specified in its Charter)

25, avenue Kléber, 75116 Paris, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ___)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 OF ALSTOM (NO. 333-10658 and NO. 333-12028) AND THE RELATED PROSPECTUSES AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Enclosures:

Orders and Sales for the First Nine Months Ended 31 December 2001 3

ALSTOM

15 January 2002

Orders and Sales for the First Nine Months of fiscal year 2002 Ended 31 December 2001

- Orders and sales up over 8% in the three main sectors, Power, T&D and Transport.
- Overall, orders received down 7% due to Marine.
- Total sales stable.
- Strong order backlog at €37 billion, equivalent to 20 months of sales.

Unaudited Reported Figures (comparable figures on page 11)

In € million	Orders Received			Sales		
	First Nine Months FY2002	First Nine Months FY2001	% change	First Nine Months FY2002	First Nine Months FY2001	% change
Power	9,152	8,573	+7%	9,771	8,943	+9%
Transmission and Distribution	2,481	2,234	+11%	2,277	2,039	+12%
Transport	4,604	4,216	+9%	3,112	2,948	+6%
Marine	229	1,509	-85%	835	1,367	-39%
Power Conversion	487	567	-14%	488	434	+12%
Others	155	208	-25%	148	269	-45%
Contracting[1]	909	2,104	-57%	759	1,724	-56%
Total	18,017	19,411	-7%	17,390	17,724	-2%

[1] Contracting was disposed as of 20 July 2001

Commenting on the First Nine Months Orders and Sales, announced this morning, Pierre Bilger, Chairman and Chief Executive Officer of ALSTOM stated:

"Orders in the first nine months stabilised at a high level and the full year will reflect a similar pattern. As a consequence, the order backlog was up at€37bn equivalent to a very healthy 20 months of sales. While global market conditions remain uncertain, we expect order intake to be stable next year.

Operating performance has continued in line with management expectations as detailed in November. Our continued target is to sustain the first half margins for the full year and we expect to deliver a significant improvement in 2003.

1

Progress continues on GT24/26 gas turbine recovery, the Renaissance situation and the UK regional train orders.

Our priority continues to be to improve the balance sheet through enhancing cashflow, stabilising debt and then reducing it substantially. The main actions include focusing on working capital, operational restructuring, real estate monetisation and a review of our business portfolio.

We will give an update on our progress during a strategic presentation which we will hold on March 14. We intend to give such a presentation every year, separate from our annual results to improve communication and transparency."

Orders

During the first nine months of fiscal year 2002, ALSTOM received orders for a total amount of €18.0 billion versus €19.4 billion for the first nine months of fiscal year 2001. ALSTOM had an exceptionally strong Q3 (€ 8.6 billion) last year, due to large Marine and Power orders.

The main reason for this decrease of 7% was a lack of orders for Marine, versus three very large orders last year in Q3, and the disposal of Contracting. Markets in Power, T&D and Transport have remained healthy. Power markets are now expected to tighten following the slowdown in the US.

On a comparable basis, orders were down 8%.

Sales

Sales recorded in the first nine months of fiscal year 2002 amounted to €17.4 billion versus €17.7 billion recorded during the same period last year.

Sales decreased 2% on an as reported basis, mainly due to the disposal of Contracting. Power and T&D sales increased, offset by a slight drop in Transport and a decline in Marine deliveries.

On a comparable basis, sales remained stable. This was mainly due to a drop in Marine counterbalanced by increases in all other sectors.

Order backlog was approximately €37 billion (including approximately €5.7 billion of long-term operation and maintenance contracts) equivalent to 20 months of sales..3

Currency Effect

Orders and sales have not been significantly impacted during the first nine months of fiscal year 2002 by the translation effect between Euro and non-Euro currencies.

Geographic Breakdown

In € million	Orders Received			Sales		
	First Nine Months FY2002	First Nine Months FY2001	% change	First Nine Months FY2002	First Nine Months FY2002	% change
European Union	6,267	7,363	-15%	5,965	7,151	-17%
of which France	3,090	2,747	+12%	1,512	2,096	-28%
UK	859	1,174	-27%	1,238	1,749	-29%
Germany	1,085	1,192	-9%	941	1,358	-31%
Rest of Europe	1,703	1,461	+17%	987	882	+12%
North America	4,339	1,509	-85%	835	1,367	-7%
of which US	3,748	567	-14%	488	434	-15%
South & Central America	1,502	208	-25%	148	269	+19%
Africa – Middle East	1,360	1,569	-13%	1,500	1,198	+25%
Asia – Pacific	2,846	3,074	-7%	3,329	2,663	+25%
Total	18,017	19,411	-7%	17,390	17,724	-2%

Orders received decreased in all regions, except Rest of Europe and South & Central America where there was strong demand for gas turbines and T&D products. The overall geographic breakdown was broadly stable.

The percentage breakdown of our orders received was the following: European Union accounted for 35% of orders received in the first nine months of fiscal year 2002 versus 38% during the same period last year. North America remained flat at 24% of the total. Asia-Pacific represented 16% and Africa - Middle East 8% of orders received, the same as last year.

The European Union decreased by 15%, mainly due to Power. North America was down 7% due to lower orders in Mexico and the Queen Mary II order last year in Marine, which were offset by substantially higher orders in the US for Power and Transport. Asia was down 7%, due to a decrease in Transport. Africa - Middle East decreased by 13% mainly due to Transport. South & Central America were up 16%, and Rest of Europe was up 17%.

Sales increased in all regions except the European Union and North America.

Asia was up 25%, Africa - Middle East increased by 25% and Central & South America was up 19%. Rest of Europe was up 12%. The European Union decreased by 17% mainly due to Power. North America was down 7% following fewer deliveries in Marine.
The percentage breakdown of our sales was the following: European Union accounted for 34% of sales in the first nine months of fiscal year 2002 versus 40% during the same period last year. North America remained flat at 28% of the total. Asia– Pacific represented 19% of sales versus 15% at the same period last year and Africa- Middle East 9%, versus 7% at the same period last year.

Outlook

Our nine months orders and sales figures and our secure order backlog prove that our ability to generate new orders remains robust. Power, our largest single business, is not significantly exposed to the US gas turbine market slump and indeed we have several prospects outside the US for gas turbine orders which should shortly be confirmed. We expect order level for Power to be stable next year.

T&D has performed above expectations and, with our new sales organisation, we feel confident of the future.

Demand for our products in the transport market remains solid with strong demand in the US and Europe.

Marine, as anticipated, suffered a substantial downturn in orders. However, they are fully loaded until the end of fiscal year 2004 with all orders reconfirmed.

While global market conditions remain uncertain, we expect overall order intake to be stable next year.

Comments by Sector

ORDERS

Power

Orders received during the first nine months of fiscal year 2002 in Power grew to €9.2 billion, an increase of 7% versus the first nine months of fiscal year 2001.

Customer service, boilers and industrial turbines saw significant increases which were offset by declines in gas turbines, steam power plants and hydro. Customer service increased mainly due to higher operation and maintenance bookings, particularly in the US and South American markets. Boiler and environment had a strong performance, especially in the CFB utility boilers business in the US. Industrial turbines increased significantly due to the success of two new gas turbines Cyclone and GTX100. The decline in the US gas market is now confirmed but we are not exposed to order cancellation risks. As a consequence of the US decline, we expect global market conditions to tighten but we have several good prospects because of our strong presence in all global markets..5

Steam power plants decreased following the lack of orders in turnkey projects, partly offset by the high order intake for direct turbine and generator orders, mainly in the US. However, since September order inquiry levels are lower. Hydro registered fewer large orders in the first nine months of fiscal year 2002 than in the same period last fiscal year.

By geography, the Americas grew significantly as a result of a strong increase in orders in the US and Brazil. The US market benefited from boiler products as well as customer service activity. Orders in Europe dropped slightly while Eastern Europe grew due to three large orders in Poland. Asia-Pacific increased significantly and the Africa - Middle East remained relatively flat.

In Q3, the main orders received were:

- One 250MW Circulating Fluidized Bed "CFB" utility boiler in the US
- Camacari: customer service in Brazil

During the first half of fiscal year 2002, Power booked the following major orders:

- Termo Rio Conversion: 6 GT11combine-cycle gas turbines in Brazil
- Perlis: 3 GT13 combine-cycle gas turbines and service contract in Malaysia
- Al Hidd: 3 GT13 combine-cycle gas turbines in Bahrain
- Seward: 2 250 MW CFB utility boiler for a plant in the US
- Western Power Kwinana: GT13 combine-cycle gas turbine in Australia

Transmission and Distribution (T&D)

Orders received by T&D amounted to €2.5 billion, an increase of 11%, versus orders received during the same period last year.

The new T&D sales organisation has greatly assisted in this growth.

South America grew significantly, due to both the integration of the transformer manufacturing facility in Brazil and the high number of Brazilian transmission projects. North America continued to increase, representing 17% of T&D orders received. This was mainly due to a large project in Mexico. In the US, the continuing growth of the high voltage equipment market offset the reduced number of large contracts in the Energy Management & Markets, which was affected by regulatory re-organisation.

In Asia - Pacific, the Australian and Chinese markets continued to increase while India suffered from a lack of orders as compared to last fiscal year.

The African market remained active, with a strong growth in South Africa and Egypt.

The decreasing activity in Western Europe was more than offset by increases in the other regions mentioned above.

In Q3, the main orders received were :

- 220kV GIS substation in Qatar for Enel Power Italy
- 3 power transformers in Brazil for Enel Power Italy
- 230 kV switchyard in the US for Bechtel

Major orders received in the first half of fiscal year 2002 included :

- 3 substations (2 extensions: 230 & 400 kV; one new 400 kV) in Mexico for CFE
- 16 x 220 MVA and 8 x 360 MVA in the US for DFD
- High voltage substations in Qatar for Kahramaa
- 500 kV substation extension in Brazil for Furnas
- Telecom infrastructure in Brazil for Acre Rondonia Telecom

Transport

Orders received by Transport in the first nine months of fiscal year 2002 amounted to €4.6 billion, an increase of 9% versus the same period last year. Total orders received for maintenance and operation contracts were €1.3 billion.

The growth in orders received was essentially due to the strong rolling stock and freight market worldwide as well as to demand for our information systems, such as the order in Singapore. The higher activity in Europe was mainly the result of the continued revival of the French market in rolling stock and freight where we have maintained our market share. However, the UK market is depressed due to the regulatory uncertainty. Order intake was also strong in the Far East and in North America.

Europe continued to be the dominant market, increasing by 33% versus the first nine months of fiscal year 2001.

In Q3, the main orders received were:

- TGV™ 2N Duplex for SNCF (France)
- 33 new diesel electric locos for New Jersey Transit
- 20 shuttles for RENFE (Spain)
- 28 trams-trains for city of Kassel (Germany)

Major orders received in the first half of fiscal year 2002 included:

- 300 electrical freight locomotives for SNCF (France)
- Regional double decker and diesel trains for SNCF
- METROPOLIS cars, signaling infrastructure works for Singapore Marina Line metro CITADIS ™ tramways in Barcelona (Spain)
- 350 metro propulsion sets for New York City (NYCTA)
- Overhaul of 108 metro cars for Chicago Transit Authority

™ Trade Mark - TGV™ is a registered mark of the French railway operator, SNCF.

Marine

Orders received by Marine in the first nine months of fiscal year 2002 amounted to €0.2 billion, versus €1.5 billion in the first nine months of fiscal year 2001. During the first half of fiscal year 2002, Marine registered the NTCD contract from the French Navy, which entails the construction of the fore halves of two new assault ships. No orders were registered in Q3, while three major orders were recorded during the same period last fiscal year, including the exceptional contract for the Queen Mary II.

Power Conversion

Orders received amounted to €0.5 billion versus €0.6 billion recorded during the same period last year. This decrease was mainly due to the decline in industrial investment which affected Process Industries, General Drives and Industrial Motors activities, partly offset by the Naval Marine market. During the first nine months of fiscal year 2002, two main orders were registered: the Vega do Sul new Cold mill and Galvanizing Line for Brazil and the BAE Systems order for 3 ship sets of integrated power and propulsion systems.

We have plans to integrate Power Conversion within T&D as of 1st April 2002. There are synergies in terms of technology, markets and customers plus overhead cost reductions to exploit through this re-organisation.

SALES

Power

Sales in Power amounted to €9.8 billion in the first nine months of fiscal year 2002, an increase by 9% versus the first nine months of fiscal year 2001. The main contributors to this increase of were gas turbines, steam power plants, especially in direct turbine and generator sales, and customer service. This was offset by boiler and environment and hydro. Industrial turbines remained flat.

By geography, North America continued to represent the main region for Power, dominated by our service business. Europe remains an important market, while Asia–Pacific increased significantly following major deliveries of gas turbines in Malaysia and Thailand.

Transmission and Distribution (T&D)

T&D sales amounted to €2.3 billion in the first nine months of fiscal year 2002, an increase of 12% versus €2.0 billion during the first nine months of fiscal year 2001.

Sales increase was particularly strong in North America, due to the important energy management contracts signed in the US last year, and in the Middle East, following the execution of contracts in Kuwait and in the United Arab Emirates.

Europe remained an active market, especially in Spain, which more than offset the declines in Germany and the UK.

Transport

Sales in Transport amounted to €3.1 billion in the first nine months of fiscal year 2002, an increase of 6% versus €2.9 billion recorded in the first nine months of fiscal year 2001.

By geography, Europe remained the most important market, despite the decrease in deliveries, reflecting the difficulties in UK. The increase in Asia is due to the Singapore metro contract as well as signaling contracts.

Marine

Sales amounted to €0.8 billion in the first nine months of fiscal year 2002 versus €1.4 billion in the first nine months of fiscal year 2001.

Marine completed and delivered in the first nine months of fiscal year 2002:

- European Vision, a 750-cabin cruise-ship to Festival
- Summit, a 1,000 cabin cruise-ship to RCCL/CELEBRITY
- Two high speed ferries to NEL Lines in Greece.

Marine also progressed in the construction of other vessels, with floating of "Constellation" (for RCCL), "European Stars" (for Festival) and two frigates for Morocco, the "Mohamed V", to be delivered next quarter, and the "Hassan II".

Power Conversion

Sales increased by 12% to €0.5 billion versus the €0.4 billion recorded during the same period 2001.

This growth reflected the strong order intake in fiscal year 2001 and was particularly good for both the Marine & Offshore and Process Industries activities. In Marine, the principal growth in sales came from both the Naval segment (electric ship test demonstrator for the UK and French Navies) and the Merchant segment for electrical propulsion systems for Cruise Liners and Tankers built in Japan and the US.

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ALSTOM

Contacts

Press enquiries: G. Tourvieille
(Tel. +33 1 47 55 23 15)
gilles.tourvieille@chq.alstom.com

Investor relations: Rob Shaw (Tel. +33 1 47 55 25 78)
investor.relations@chq.alstom.com

Internet: http://www.alstom.com.

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ALSTOM

Explanatory Notes

This document explains the assumptions used to determine comparable figures between December 2000 and December 2001 for orders and sales.

The following adjustments have been made to evaluate orders received and sales on a comparable basis :

- Orders received and sales contributed by Power are consolidated 100% from 1 April 2000 (see note 1).
- Orders received and sales of Fiat have been excluded in fiscal years 2001 and 2002; orders and sales contributed by activities acquired since 31 December 2000 have been excluded in first nine months of fiscal year 2002 figures (see note 2).
- Orders received and sales of Contracting and GTRM have been excluded (see note 3).

1. Power Figures

For the first nine months of fiscal year 2002, the published figures reflect the 50% consolidation of ABB ALSTOM POWER from 1 April 2000 – 10 May 2000 and the 100% consolidation of ALSTOM Power from 11 May 2000 – 31 December 2001.

Comparable figures have been calculated to illustrate the estimated effects of the integration of 100% of Power as if it had occurred on 1 April 2000.

In € million	First nine months FY 2001 Actual (1 April 2000-10 May 2000)
Orders received	568
Sales	551

2. Acquisitions

The comparable basis of Transport figures excluded the impact of the acquisition of 51% of Fiat Ferroviaria in fiscal year 2001 and 2002:

In € million	First nine months FY 2002 April 2001 – December 2001) Actual	First nine months FY 2001 (October 2000 – December 2000) Actual
Orders received	231	148
Sales	242	101

The table below sets out orders received and sales contributed to Transmission and Distribution and Transport by activities acquired since 31 December 2000. Main acquisitions were Railcare in UK for Transport, Coemsa in Brazil, RMK in India and Bitronics in the US for T&D.

In € million	Transmission and Distribution	Transport	Total
Orders received	46	13	59
Sales	38	37	75

3. Contracting and GTRM disposals

Contracting Sector was sold on 20 July 2001. On a comparable basis, Contracting figures have been excluded to cancel the impact of the Sector in the first nine months of fiscal years 2001 and 2002.

In € million	First nine months FY 2002 (1 April 2001– 20 July 2001) Actual	First nine months FY 2001 (1 April 2000 – 31 December 2000) Actual
Orders received	909	2,104
Sales	759	1,724

As our 51% stake in GTRM has been sold to Carillon at the end of September 2001, GTRM was excluded on a comparable basis in first nine month of fiscal years 2001 and 2002.

In € million	First nine months FY 2002 (1 April 2001– 20 July 2001) Actual	First nine months FY 2001 (1 April 2000 – 31 December 2000) Actual
Orders received	584	113
Sales	228	327

4. Comparable basis figures

In € million	First nine months FY 2002 Actual	First nine months FY 2002 Comparable	First nine months FY 2001 Actual	First nine months FY 2001 Comparable	Variation on a comparable basis
Orders received					
Power	9,152	9,152	8,573	9,140	0.1%
Transmission and Distribution	2,481	2,435	2,234	2,234	9.0%
Transport	4,604	3,776	4,216	3,955	-4.5%
Marine	229	229	1,509	1,509	-84.8%
Power Conversion	487	487	567	567	-14.2%
Contracting	909	0	2,104	0 –	
Others	155	155	208	208	-25.3%
Total	18,017	16,234	19,411	17,613	-7.8%
Sales					
Power	9,771	9,771	8,943	9,494	2.9%
Transmission and Distribution	2,277	2,239	2,039	2,039	9.8%
Transport	3,112	2,604	2,948	2,520	3.3%
Marine	835	835	1,367	1,367	-38.9%
Power Conversion	488	488	434	434	12.4%
Contracting	759	0	1,724	0	–
Others	148	148	269	269	-45.0%
Total	17,390	16,085	17,724	16,123	-0.2%

Forward-Looking Statements

This press release and the First half of fiscal year 2002 Management Report contain, and other written or oral reports and communications of ALSTOM may from time to time contain, forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements appear, without limitation, in all of the paragraphs of the comments of the Chairman and CEO in the press release and in the sections Orders, Power and Outlook. Examples of such forward-looking statements include, but are not limited to (i) projections or expectations of sales, income, operating margins, dividends, provisions or other financial items or ratios, (ii) statements of plans, objectives or goals of ALSTOM or its management, (iii) statements of future product or economic performance, and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "aims," "plans" and "will" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve risks and uncertainties that the forecasts, projections and other forward-looking statements will not be achieved. Such statements are based on management's current plans and expectations and are subject to a number of important factors that could cause actual results to differ materially from the plans, objectives and expectations expressed in such forward-looking statements. These factors include: (i) the inherent difficulty of forecasting future market conditions, level of infrastructure spending, GDP growth generally, interest rates and exchange rates; (ii) the effects of, and changes in, laws, regulations, governmental policy, taxation or accounting standards or practices; (iii) the effects of competition in the product markets and geographic areas in which ALSTOM operates; (iv) the ability to increase market share, control costs and enhance cash generation while maintaining high quality products and services; (v) the timely development of new products and services; (vi) the inherent technical complexity of many of ALSTOM's products and technologies and the ability to resolve effectively and at reasonable cost technical problems that inevitably arise, including in particular the problems encountered with the GT24/26 gas turbines; (vii) risks inherent in large contracts that comprise a substantial portion of ALSTOM's business; (viii) the effects of acquisitions and disposals; (ix) the ability to invest in successfully, and compete at the leading edge of, technology developments across all of ALSTOM's Sectors; (x) the availability of adequate cash flow from operations or other sources to achieve management's objectives or goals; (xi) the inherent difficulty in estimating future charter or sale prices of any relevant cruise-ship in any appraisal of the exposure in respect of the Renaissance matter or the unusual level of uncertainty at this time regarding the world economy in general; and (xii) ALSTOM's success at adjusting to and managing the risks of the foregoing. ALSTOM cautions that the foregoing list of important factors is not exhaustive; when relying on forward-looking statements to make decisions with respect to ALSTOM, investors and others should carefully consider the foregoing factors and other uncertainties and events, as well as other factors described in other documents ALSTOM files from time to time with the Securities and Exchange Commission, including reports on Form 6-K. Forward-looking statements speak only as of the date on which they are made, and ALSTOM undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALSTOM

Date: January 18, 2002

By: /s/ FrançoisNewey
Name: François Newey
Title: Executive Central Management
& Chief Financial Officer